Suite 2600, Three Bentall Centre P.O. Box 49314 595 Burrard Street Vancouver, British Columbia, Canada V7X 1L3
Telephone: 604.631.3300 Facsimile: 604.631.3309 www.blakes.com
September 19, 2006		Peter C. Kalbfleisch Direct Dial: 604.631.3377 E- mail: peter.kalbfleisch@blakes.com
Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-3628		Reference: 95566/12
Att: Daniel F. Duchovny, Esq.
Re:	Catalyst Paper Corporation (“Catalyst”) Schedule 14D-9F filed August 28, 2006 File No. 005-79409

Dear Mr. Duchovny:

This letter is in response to the staff’s letter dated September 5, 2006 addressed to Peter C. Kalbfleisch (the “Staff Letter”) relating to Catalyst’s Schedule 14D-9F in respect of the unsolicited partial offer (the “TAM Offer”) by CTOE LLC, which was formed at the request of Third Avenue Management LLC (“TAM”), for up to 39,000,000 of the issued and outstanding common shares (the “Shares”) of Catalyst.

The comments set forth in the Staff Letter and Catalyst’s responses to such comments are detailed below.  For your reference, the numbering below corresponds to the numbering set out in the Staff Letter.

Schedule 14D-9F

Late Filing

1.             We note that Catalyst filed a Schedule 14D-9F on August 28, 2006.  Rule 14(e)-2(a) specifically states, however, that Catalyst should have filed its schedule “no later than 10 business days from the date the tender offer [was] first published …”  Please advise us why the Schedule 14D-9F was not timely filed.

As Catalyst’s U.S. counsel reads Rule 14e-2, there was no late filing because the 10 business day requirement in subsection (a) is superseded where, as here, subsection (c) is applicable and,

accordingly, the response is prepared in accordance with Canadian laws, regulations and policies which, in this case, required that a response be filed on or before August 28, 2006.  Rule 14e-2(c) states that “where so required by the laws, regulations and policies of Canada and/or any of its provinces or territories, in lieu of the statements called for by [Rule 14e-2(a)] and Rule 14d-9 under the Act, [the issuer] shall file with the Commission on Schedule 14D-9F, the entire disclosure document(s) required to be furnished to holders of securities of the subject issuer by the laws, regulations and policies of Canada and/or any of its provinces or territories governing the conduct of the tender offer, and shall disseminate such document(s) in the United States in accordance with such laws, regulations and policies.”

As you are aware, Rule 14e-2(c) is one of the rules implementing the US-Canada multi-jurisdictional disclosure system and, accordingly, this response has been prepared having regard to Canadian requirements and procedures.

Directors’ Circular

Reasons for Recommendation, page 1

2.             Refer to the disclosure in the second paragraph of page 2.  Please revise your disclosure to explain how a 38% security holder may determine the outcome of an election of directors.  Are directors elected by a vote other than plurality?

The directors of Catalyst are elected annually at a meeting of shareholders by a majority of the votes cast by shareholders who vote in respect of the resolution to elect directors.  We believe that the disclosure contained in paragraph 2 adequately explains the basis on which a 38% security holder may determine the outcome of an election of directors.  The paragraph refers to “historical voting levels at meetings of Shareholders” which is a reference to the fact that the number of votes cast at Catalyst shareholder meetings is, as would be the case with most Canadian public companies, well below the total number of outstanding voting securities.  For example, less than 70% of the outstanding Shares were voted at each of the last five annual meetings of Catalyst (which figure includes the 63 million Shares (29.6%) held by Norske Skogindustrier, ASA until February 2006).  Given this historical voting level, a 38% security holder would be able to determine the outcome of the election of directors even if all other shareholders present in person or represented by proxy at the meeting voted in a contrary manner.  Based on the foregoing, Catalyst does not believe any revision is required to this paragraph.

3.             Please revise the graph on page 2 to include footnote 2, which does not appear in the graph although it appears below it.

Footnote 2 to the graph at the bottom of page 2 applies to the entire graph and therefore was not associated directly with any specific element of the graph.  This footnote communicates that the sale of shares by Norske Skogindustrier, ASA on February 16, 2006 was excluded for the purposes of calculating the volume weighted average price for the various periods included in the graph.  This exclusion was made because the intention of the graph is to depict trading prices in the public markets, which we believe is the most relevant price to consider in analyzing the TAM Offer price.  The sale of Shares by Norske Skogindustrier, ASA was a secondary sale by prospectus which has a distinct dynamic and is not a practical means of exit for a typical Catalyst shareholder.  Catalyst believes that the intention and effect of footnote 2 are clear and that no revision to this graph is required.

4.             Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists.  Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the directors’ circular, or provided to the staff on a supplemental basis.  We cite the following non-exhaustive examples of statements or assertions that, at a minimum, must be supported on a supplemental basis or, at a maximum, require both supplemental support and recharacterization as statements of belief or opinion:

•                  “The Board of Directors and the Special Committee believe that Catalyst is well-positioned to drive improved financial performance and enhanced value as a result of any improvement in industry fundamentals.”

•                  “This bid structure, which is very unusual in Canada…”

We believe that each of the statements of opinion or belief included in the Directors’ Circular are properly characterized as such and, in each case, the basis for such statement is contained in the Directors’ Circular or is self-evident.  In this regard, we have listed below the statements of opinion or belief, together with the corresponding support in the Directors’ Circular:

(i)                                     “The Board of Directors believes that this is an insufficient premium for the acquisition of the ability to exercise effective control over Catalyst” (page 2) — The basis for such belief is set out in the chart immediately following such statement, which illustrates the premium being offered having regard to the volume weighted average price of Shares over specified periods, and in the chart at the top of page 3, which summarizes premiums paid in change of control transactions in the forest products sector since 1998.  (Chart entitled “Premiums Paid in Change of Control Transactions in Forest Products Sector” — Page 3).

(ii)                                  “The Board of Directors and the Special Committee do not believe that the TAM Offer reflects the long-term value of Catalyst” (page 3) — The basis for such belief is set forth immediately following such statement and in the chart entitled “Total Enterprise Value/2006E EBITDA” — Page 3.

(iii)                               “The Board of Directors and the Special Committee believes that the timing of the TAM Offer is opportunistic and takes advantage of recent challenges faced by

Canadian pulp and paper companies” (page 4) — The basis for such belief is set forth in the quote of Amit Wadhwaney which immediately follows such statement, and in the chart entitled “Comparison of Catalyst Share Price to the TAM Offer Price and Weighted Average Value of the TAM Offer” on page 4 and the relative share price chart at the top of page 6 of the Directors’ Circular which illustrate recent market values for participants in the industry.

(iv)                              “The Board of Directors and the Special Committee believe that Catalyst is well positioned to drive improved financial performance and enhanced value as a result of any improvement in industry fundamentals” (page 4) — The basis for such belief is set forth under the heading “The TAM Offer Deprives Shareholders of the Benefit of Any Future Performance Improvements” (page 4), which discloses the results of cost savings initiatives of Catalyst for the period from 2002 to 2005 and projected cost savings in 2006, and under the heading “In a Difficult Industry Environment, Catalyst has Demonstrated Superior Performance Relative to its Industry Peers” (page 5) which illustrates the superior performance of Catalyst relative to three North American competitors measured by the gap in EBITDA per tonne for total paper volume on a four quarter trailing average basis.

(v)                                 “Catalyst believes that it has demonstrated a consistent record (through a period of challenging industry-wide operating conditions) of generating cost savings…” (page 4) — The basis for this belief is set out in the table entitled “Catalyst Performance Improvement Initiatives — Target and Actual Results ($MM)” (page 5) which shows cost improvements of Catalyst over the periods indicated.

(vi)                              “This bid structure, which is very unusual in Canada, forces shareholders to make a decision…” (page 6) — The statement that the bid structure is unusual is justified by historical information relating to mergers and acquisition transactions in the Canadian market.  Catalyst has been advised by its financial advisors that, based on information provided by Bloomberg, of the 1,909 merger and acquisition transactions completed with Canadian public company targets since January 1, 1997, only 8 of these transactions (0.4%) were tender offer minority purchases.  Minority purchases are defined by Bloomberg as the acquisition of an equity stake that will result in less than 50% control of the equity of the company.

(vii)                           “Catalyst believes that the TAM Offer may create uncertainty for Catalyst and its shareholders as a result of the lack of clarity surrounding TAM’s plans for the exercise of the position of effective control that it would enjoy if the TAM Offer was successfully completed” (page 6) — The basis for such belief is set forth in the paragraph immediately following such statement.

(viii)                        “…the Board of Directors and Special Committee believe that disclosure of TAM’s intentions is material to a shareholder’s ability to make an informed decision concerning the TAM Offer” (page 6) — The basis for such belief is self-

evident given the partial nature of the bid and that shareholders, other than TAM and its Client Accounts, will continue to own approximately 62% of the outstanding Shares if the TAM Offer is successfully completed.  Disclosure of an offeror’s intentions is required by applicable Canadian securities laws to be included in a take-over bid circular.

(ix)                                “…Catalyst believes that the trading price of the shares remaining in the hands of the remaining shareholders may be adversely affected for a number of reasons, including the following…”  (page 7) — The basis for such belief is set forth immediately following this statement.

5.             Please disclose who are the three key North American competitors referred to in page 5.

The three key North American competitors referred to on page 5 are Bowater Inc., Abitibi Consolidated Inc. and Tembec Inc.  Each of these companies is North American based with a papers product mix which is similar to that of Catalyst.  We are advised by Catalyst that the analyst and institutional investment communities would understand that these companies were the companies referenced in the chart.  Catalyst further advises that Bowater, Abitibi and Tembec are the three public company comparables consistently used by analysts to assess its relative performance.  We note that each of Abitibi and Bowater are identified and referenced in the relative share price table at the top of page 6.  Tembec was not included in this chart because its share price has dropped significantly as a result of market concerns as to its liquidity, and it was felt that including the share price of Tembec in this chart was not appropriate as the other comparables do not face similar liquidity concerns.  Notwithstanding these liquidity concerns, Tembec continues to generate EBITDA and it remains an appropriate comparable for the purposes of the chart entitled “EBITDA Margin Group (Paper Segments) Catalyst vs Competitors” (page 5).

6.             Refer to your disclosure in the subsection entitled “The TAM Offer is Highly Conditional.”  Please describe what conditions of the offer are not “customary.”  Also, given that the occurrence of all conditions that are not objectively ascertainable is subject to a reasonableness standard, provide us your basis for stating that the conditions are not subject to “other objective criteria.”  Alternatively, revise your disclosure to explain that the bidder must apply a reasonableness standard before asserting the offer’s conditions.

To address the initial point, it should be noted that the Directors’ Circular does not state that any conditions of the TAM Offer are themselves not “customary,” only that some conditions are not subject to customary materiality thresholds or other objective criteria.

We acknowledge that numerous of the conditions contained in Section 4 of the TAM Offer are based upon the “reasonable judgment” of CTOE LLC (the “Offeror”).  The “reasonable judgment of the Offeror” is not, however, an objective criteria.  The fact that satisfaction of a condition without any materiality standard or other objective means of assessing satisfaction is to be determined in the “reasonable judgment” of the Offeror does not provide a Catalyst shareholder with any meaningful protection that the condition will not be invoked for a non-material change or occurrence.  A significant number of the conditions to the TAM Offer have no materiality standard or objective criteria, including the conditions in sections 4(a), (b), (d), (f), (h), (i) and (k). We also note that the concluding paragraph of section 4 of the TAM Offer provides that “Any determination by the Offeror (in consultation with TAM) concerning any events or matters described in this Section 4 will be final and binding upon all parties for purposes of the Offer.” Based upon the foregoing, Catalyst does not believe that any revision is required to this subsection.

7.             Refer to the last sentence of the subsection entitled “The TAM Offer is Highly Conditional.”  Note that it is our position that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer.  We also note that if security holders were to wait to tender until the expiration of the offer to act, they may not have sufficient time to tender their securities.  Revise your disclosure here and throughout your circular to explain that all conditions to the offer must be satisfied or waived prior to the expiration of the offer and that security holders who tender their securities may withdraw their tender prior to the expiration of the offer.  Also, provide us with your analysis regarding redissemination of the revised circular.

The disclosure in the Directors’ Circular reflects the expectation of Catalyst’s Board of Directors that certain of the conditions in the TAM Offer cannot be satisfied (and are not within the power of the Offeror to waive) prior to the scheduled expiry of that offer, and that as such there will be an extension of that offer and/or further disclosure to shareholders clarifying the status of those conditions and associated timing considerations.  We refer in particular to two conditions of the TAM Offer.

The first is the condition in 4(b) of the TAM Offer to (in effect) obtain all requisite regulatory approvals for completion of the Offer.  In this regard, Catalyst believes the TAM Offer is a “reviewable transaction” within the meaning of the Investment Canada Act (Canada) (the “Act”) and, as such, cannot be completed until the investment is approved or deemed to be approved under the Act.  We refer you to page 25 of the TAM Circular and to page 16 of the Directors’ Circular for additional disclosure concerning the Act.  As noted in both the TAM Circular and the Directors’ Circular, the initial review period under the Act is 45 days from the date the application for review is filed.  As the application for review was not filed at the date of the TAM Offer (August 10, 2006), it is highly unlikely that approval will have been obtained under the Act prior to the initial expiry date of the TAM Offer (September 18, 2006).  For the reasons noted, we anticipate that TAM will be extending the TAM Offer to some future date and will at such time be communicating to shareholders the reason for such extension.  That communication will provide additional clarity to shareholders as the status of the outstanding conditions including the requirement for approval under the Act.

The second is the condition in 4(a)(ii), insofar as it (and possibly other conditions of the TAM Offer) is affected by the adoption by Catalyst  of a shareholder rights plan, as described on page

17 of the Directors’ Circular.  The TAM Offer is not a “permitted bid” under such plan and, accordingly, it is extremely unlikely that the TAM Offer would be completed until such time as the Board of Directors redeems the rights or waives the application of the plan to the TAM Offer or the Offeror successfully challenges the plan in a hearing before Canadian securities regulators.

In either event, there will be additional communication to Catalyst Shareholders by way of press release as to the TAM Offer including the status of the conditions of the TAM Offer.

Catalyst believes that the additional communication to Catalyst Shareholders by the Offeror emanating from the likely extension of the Offer and/or the waiver or challenge of the shareholder rights plan will clarify the status of the outstanding conditions and the TAM Offer such that shareholders who wish to accept the TAM Offer will be in a position to do so.  We note that the disclosure obligations assumed by the Offeror concerning waivers of conditions are described in section 4 of the TAM Offer.  The Directors’ Circular simply discloses that there is no benefit to tendering until there is greater clarity concerning the status of the conditions, in that, as noted in the Staff Letter, the TAM Offer cannot be completed until satisfaction or waiver of same.

In the unlikely event that there would not otherwise be clarifying disclosure concerning the status of the conditions to the TAM Offer provided to Catalyst Shareholders in advance of the expiry of the TAM Offer, Catalyst (which, as noted, exercises some control over the process through its shareholder rights plan) undertakes to provide disclosure to Catalyst Shareholders by way of a widely disseminated news release, disclosed not less than three trading days prior to the date of expiry of the TAM Offer, of the pending expiry of the offer and advising Catalyst Shareholders who wish to accept the TAM Offer, notwithstanding the recommendation of the Board of Directors, of the need to tender their Shares to the TAM Offer prior to the expiry date.  Disclosure in this manner is more likely to reach Shareholders (and their advisors) in a timely manner than a revised or supplemental Directors’ Circular, neither of which is expressly contemplated by or provided for under applicable Canadian securities laws.

Appendix A

8.             The CIBC and UBS fairness opinions improperly limit the class of persons who may rely on the opinions inasmuch as they assert the opinions may not be used for any purpose by any person other than the Catalyst Special Committee and Board of Directors without the prior written consent of the financial advisor.  This limitation on reliance is inconsistent with the disclosures relating to the opinions, and, as such, should be deleted.  Alternatively, disclose the basis for the financial advisors’ belief that security holders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable law (e.g., the inclusion of an express disclaimer in the financial advisors’ respective engagement letters with Catalyst).  Describe any applicable authority regarding the availability of such a potential defense.  In the absence of any applicable authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also disclose that the resolution of the question of availability of such a defense will have no effect upon the rights and responsibilities of the board of directors under applicable law.  Further disclose that the availability of such a defense would have no effect on the rights and responsibilities of either the financial advisors or the board of directors under the federal securities laws.  Please see our Current Issues and Rulemaking outline publicly available on our website, www.sec.gov, at Section II.D.3.

We do not agree that the CIBC and UBS fairness opinions improperly limit the class of persons who may rely upon them.  The opinions provide as follows:

“The Opinion has been provided to the Special Committee and the Board of Directors for their use in considering the Offer and may not be published or used for any other purpose by any other person without the prior written consent of [CIBC World Markets/UBS].”

It is to be noted that the language excludes reliance for any other purpose by any other person without prior written consent.  This language does not preclude reliance by a third party for the stated purpose of “considering the Offer”.  Contrary to usual Canadian practice, the opinions do not contain express non-reliance language or provide that the opinion is being provided “solely” for use by the Special Committee or the Board.  We would further note that the form of financial opinions are substantially similar to the opinions contained in the Directors’ Circular of Falconbridge Limited dated June 29, 2006 which we understand were revised based on a staff comment letter dated June 6, 2006 issued to Falconbridge Limited in connection with its Directors’ Circulars dated October 24, 2005 and May 26, 2006.  For the foregoing reasons, as well as to be consistent with the policies of the multi-jurisdictional disclosure system as set forth in Rule 14e-2(c), Catalyst does not believe that any changes are required to the form of financial opinions or that additional disclosure is required.

Attached as Exhibit A is Catalyst’s acknowledgment as requested on pages 3 and 4 of the Staff Letter.

Please direct any questions or comments with regard to this letter to Peter C. Kalbfleisch at Blake, Cassels & Graydon LLP in Vancouver (604-631-3377) or Kenneth R. Blackman at Fried, Frank, Harris, Shriver & Jacobson LLP in New York (212-859-8280).

Very truly yours,

/s/ Peter Kalbfleisch
c:	Valerie Seager, Catalyst Paper Corporation
Kenneth Blackman, Fried, Frank, Harris, Shriver & Jacobson LLP

EXHIBIT A

In response to the comment letter, dated September 5, 2006, of the staff of the Division of Corporation Finance, Catalyst Paper Corporation (the “Company”) hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings to which the comment letter relates;

•                  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CATALYST PAPER CORPORATION

Date: September 19, 2006	By:	/s/ Valerie Seager
Valerie Seager
Corporate Secretary